Invest in our Community Round

Most people think investing in startups is only for Silicon Valley insiders or people with deep pockets.

Well, that's changing. We're proud to officially announce that **Totem is opening a Community Investment Round** on WeFunder, one of the leading startup investing platforms for everyday people.

WeFunder is a **community investment platform** where normal people can invest directly into cool tech startups—the kind of companies typically reserved only for VC's or other wealthy angel investors.

This will allow anyone within this incredible community to become part of the Totem story and come behind the scenes as an official investor.

This means that YOU can own a piece of the company you'vebeen helping us build from day one, playing an **active, tangible role** to help us make the world a safer and more joyful place to live.

Fun fact: people who have previously expressed interest in investing are getting exclusive early access. If that sounds like you, shoot an email to **tribe@totemlabs.com** and we can squeeze you in 😉

WeFunder 101: What YOU Need to Know

1) Open to Everyone

You heard that right—**anyone can invest in Totem** though WeFunder!

WeFunder essentially **democratizes access to startup investing**, enabling normal people (non-accredited investors) to participate in private funding rounds alongside venture capitalists and professional investors.

So, what does this mean exactly?

Anyone can join in—you do not have to be an accredited investor or live in the USA.

You do not have to invest big bucks! **WeFunder allows you to invest as little as $100, making it easy to support startups you love.**


TO BE HERE
FREEDOM

How do you know if *you* should invest in a startup?

Investing in a startup is ultimately a personal decision that no one can make for you. If you're curious about how to invest in a startup, here's a little nugget of wisdom, straight from the WeFunder co-founders to you:

"Our advice? Invest only in what you understand (and preferably love). If you are a customer and love the product, it's likely a good investment. If you don't understand it, investing may be a bad idea.

Investing should not be solely about earning a return. To invest in something as risky as a startup, you should feel something extra beyond just the business model. For us, that "something extra" is the fulfillment we feel helping a founder take "their shot" at making our world slightly better."

Check out WeFunder's **awesome FAQ section** to learn more about if investing is right for you.


Invest only in what you understand (and preferably love).
If you are a customer and love the product, it's likely a good investment. If you don't understand it, investing may be a bad idea.
Investing should not be solely about earning a return. To invest in something as risky as a startup, you should feel something extra beyond just the business model.
For us, that "something extra" is the fulfillment we feel helping a founder take their shot at making our world slightly better.

2) WeFunder vs. Kickstarter

One of the most common questions we've received (and asked ourselves!) about this whole thing: ***"What is the difference between WeFunder and Kickstarter?"***

Short Answer: Kickstarter lets you back a product, but *WeFunder lets you actually invest in the company.*

With Kickstarter, creators present their project or product, outlining their goals, rewards for backers *(often in the form of pre-orders)*, and a funding goal with a deadline. If the campaign reaches its funding goal, the creator can then develop and produce their project or product.

In other words, **Kickstarter is a project-based crowdfunding campaign.**

But WeFunder is a little different.

With WeFunder, you are not pre-ordering a product or donating to an artist. Instead, **you're investing into a company**, because you believe the company has an important mission and will continue to GROW!



You decide which companies are worthy of funding. **If the startup succeeds, the shares you own increase in value.** You can potentially make money during an exit event, by selling your shares at a profit, or through dividends if the company decides to offer them to shareholders.

All that said, it’s important to remember that startups are risky things. Many of them don't make it. So you should probably only invest if you feel ***something extra*** beyond just excitement about the business prospects.

Either way, by investing in a WeFunder startup you care about, you join a **community of other investors who seek to help the startup succeed.** You sometimes get fun perks from companies you invest in, too *(wink wink 😘).*


With WeFunder, you're not supporting an artist or buying a product. Instead, you're buying a stake in a company, hoping it will grow and increase the value of your investment over time.

3) Why Totem is Doing This

The short answer:

Because Totem is not just 8 people working out of a small office in Chattanooga, TN making fest-tech and offline communication tools.

Totem is (and has always been) TENS OF THOUSANDS of people from around the globe who want the world to be a safer, more beautiful place.


CHAMPIONS' WALK
SOUVENIRS
OILERS

The long answer:

The first thing that we did after coming up with a rough concept of the Totem Compass (and choosing a name) was to **start sharing weekly updates.**

We did this to bring you inside the process with us. We began **Totem Tuesday** because we didn't want to just tell you about what we're doing, or simply have you take us at our word. We wanted to *show* you what building a early-stage tech startup is really like. To let you see for yourself.

And we've continued to do so every single week, for over **90 weeks straight** (at the time of writing this!) We've never missed a week.

It's so important to us that you, friend, have a genuine personal connection with this company. Because that's what matters the most to us.

There have been many weeks where Totem Tuesday was **not** filled with good news—where it would have been much easier to walk away, to not press "Send". But weeks like that have been **the most important weeks** in this company's history.

For us, the only way to build a healthy, thriving relationship is to be transparent and communicative. We do this by **building in public.** That's the core of our philosophy at Totem.

This community, sometimes playfully called the "Totem Tribe", has proven to time-and-time again, that it can be:

more **creative** than any designer,

more **exciting** than any marketer,

more **helpful** than any engineer,

more **charismatic** than any salesman.

We are raising this WeFunder round because we want to give you a **direct, tangible role in this company's success.**

We want to bring you behind the curtain.

We want to give you a way to genuinely participate in this amazing journey.

We want to win alongside you, our Tribe. Our success is your success, and yours is ours.

Because *(and I really do mean this with my whole heart)* **we wouldn't be here without you.**

For us, the only way to build a ***healthy, thriving relationship*** *is to be* ***transparent & communicative.***

We do this by ***building in public.*** *That's part of* ***our philosophy*** *at Totem.*


totem

Totem: Hey, it’s Carter from Totem. I'm opening a special investment round, exclusively for the Totem community. This is the only opportunity for YOU to get in on the ground floor of a $15M company. Reserve your spot here: https://text.totemlabs.com/XXXXXX

Text STOP to opt-out

Hey friend—

Over the last 18 months, Totem has grown faster than I ever imagined.

- **41K+ people in over 75 countries** now use the Totem Compass.
- Our message has already reached **1 in 20 people** around the globe—100% organically.
- Latest independent valuation puts Totem at **$15 Million**

Throughout it all, I've heard one question over and over again: ***"How can I get involved in this incredible story?"***

For the first time ever, I'm opening Totem up to the people who made it real: **you.** You can actually **own a piece of this company** I've worked so hard to build and scale. You can do this through our upcoming community round on WeFunder.

If you've EVER wanted to become a real stakeholder in Totem, now is your *only* chance. **Reserve your spot here.**

You **don't** have to be rich—commitments start at $250.
You **don't** have to know anything about investing.
You **can** become a Totem owner while sitting on your couch. It takes less than five minutes.

This is the only opportunity customers like you will ever have to invest in Totem. Once this round closes, it's gone.

If you've ever said "Totem's gonna be huge," this is your one shot to be part of what comes next—not just as a fan, but as a real stakeholder.

I'm reaching out to you, friend, before anyone else, because this is the relationship that matters most.

Thank you for believing in this from the start. None of this happens without you. **Reserve your spot at this link.**

Peace & love,

Carter Fowler
Co-founder & CEO

Totem: So many of you have asked to participate in Totem's growth journey, that we are planning to launch an equity crowdfunding campaign so YOU can own a stake in Totem.
Interested? Tap the link to fill out a brief survey (takes 1 min):
https://text.totemlabs.com/XXXXXX
Text STOP to opt-out









Dear friend,

Ever since Totem launched, one of the biggest questions we've heard is:
"How can I be part of your growth journey?"

Until now, startup investing was limited to insiders and VCs. That's changing — and we want you in on it.

We're planning a Community Investment Round on **WeFunder**, a platform that lets everyday people invest directly in companies they believe in.

If you've ever wanted to own a piece of Totem, this is your chance. Fill out our quick **Community Investment Survey** to let us know how much you'd like to invest and get first access when the round goes live.

On behalf of the entire team, thank you. Your belief in Totem means the world, and we cannot wait to write this next chapter with you at our side.

✌️+ ❤️,
Carter
Co-Founder and CEO


SO MANY OF YOU
have asked to
participate in
Totem's growth
journey....
SWIPE


...that we are
planning to launch an
equity crowdfunding
campaign so **YOU** can
own a stake in Totem!
Totem
Never Lost Again
SWIPE


Is this YOU?
Comment "Interested"
for more details!